

December 15, 2021

Lawrence Martin
Chief Financial Officer
Hallador Energy Co
1183 East Canvasback Drive
Terre Haute, Indiana, 47802

      **Re:  Hallador Energy Co**
           **Form 10-K for the Fiscal Year Ended December 31, 2020**
           **10-K filed March 9, 2021**
           **File No. 001-34743**

Dear Mr. Martin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Managment's Discussion and Analysis of Financial Condition and Results of Operations. Results of Operations, page 32

1. We note that you present the non-GAAP measure, Adjusted EBITDA as you believe it provides additional information about your core operating performance. However, your calculation of the measure for the quarter ended September 30, 2021 excludes charges such as asset impairments and the loss from Hourglass Sands while retaining the gain on extinguishment of the PPP loan. We see that you also present the non-GAAP measure Adjusted Free Cash Flow as a performance measure in a Form 8-K on November 9, 2021, which also excludes certain losses while retaining the gain mentioned above.

   Tell us how you have considered, in selecting the adjustments to be reflected in these non-GAAP measures, the guidance in the Answer to Question 100.03 of the Division's Compliance & Disclosure Interpretations of the Rules and Regulations on the use of non-

GAAP financial measures, where an inconsistent approach to adjusting for non-recurring gains and losses may be viewed as contrary to Rule 100(b) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation